Exhibit 99(c)

Item 1. Business - Property and Casualty Reserves for Unpaid Losses and Loss Adjustment Expenses, set forth in the Annual Report on Form 10-K of
GE Global Insurance Holding Corporation (S.E.C. File No. 0-27394) for the year ended December 31, 1995 (Pages 7 through 12).

Property and Casualty Reserves for Unpaid Losses and Loss Adjustment Expenses

     Domestic.   The Company's domestic subsidiaries maintain reserves to cover their estimated ultimate liability for unpaid losses and loss adjustment expenses (''LAE'') with respect to reported and unreported claims incurred as of the end of each accounting period (net of estimated related salvage and subrogation claims). These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of unpaid claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation and new concepts of liability. The inherent uncertainties of estimating loss reserves are exacerbated for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the primary insurer and, ultimately, to the reinsurer, and the primary insurer's payment of that loss and subsequent indemnification by the reinsurer (the ''tail''). As a consequence, actual losses and LAE paid may deviate, perhaps substantially, from estimates reflected in the insurance companies' reserves in their financial statements. Adjustments to previously reported reserves for net losses and LAE are reflected in the financial statements in the period in which the adjustment occurs.

     When a claim is reported to a ceding company, the ceding company's claims personnel establish a ''case reserve'' for the estimated amount of the ultimate payment. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of such personnel regarding the nature and value of the specific type of claim. The Company, in turn, typically establishes a case reserve when it receives notice of a claim from the ceding company. Such reserves are based on an independent evaluation by the Company's claims departments, taking into consideration coverage, liability, severity of injury or damage, jurisdiction, an assessment of the ceding company's ability to evaluate and handle the claim, and the amount of reserves recommended by the ceding company. Case reserves are adjusted periodically by the claims departments of the Company based on subsequent developments and audits of ceding companies.

     In accordance with industry practice, the Company maintains loss reserves for claims incurred but not reported (''IBNR''). Such reserves are established to provide for future case reserves and loss payments on incurred claims that have not yet been reported to an insurer or reinsurer. In calculating IBNR reserves, the Company uses generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. IBNR reserves are based on loss experience and are grouped both by class of business and by accident year. IBNR reserves are also adjusted to take into account certain additional factors, such as changes in the volume of business written, reinsurance contract terms and conditions, the mix of business, claims processing and inflation, that can be expected to affect the Company's liability for losses over time.

     International.    The Company's international property and casualty
reinsurance operations establish their reserves using analytical techniques similar to those utilized by GE Global's domestic subsidiaries. They also maintain IBNR reserves using actuarial and statistical projections. The potential for adverse development of the Company's reserves for its international business, as compared to that of its domestic business, is reduced because the international operations have a relatively low proportion of longer tail exposures. As of December 31, 1995, approximately 1% of the Company's international reserves ($64 million) related to business acquired by the Company from Assurance Compagniet Baltica Aktiesellskab (''Baltica'') in 1988. At the time of the acquisition, the Company obtained from Baltica a 90% loss development guarantee, pursuant to which Baltica is obligated to pay the Company, at December 31, 1997, 90% of the amount of loss reserve development (adjusted for certain income and expenses) from 1988 to such date. Baltica has recently been acquired by Tryg Insurance Group of Denmark.

     Reserve Development.    The table that follows presents the development of
net balance sheet liabilities of ERC and subsidiaries for unpaid claims and claims expenses for 1985 through 1995.

     Net Liability.    The first row of data shows the estimated net liability
for unpaid claims and claims expenses at December 31 for each year from 1985 to 1995. The liability includes both case and IBNR reserves as of each year-end date. The rows immediately following the first row of data show cumulative paid data at December 31, as of one year, two years, etc., through up to 10 years of subsequent payments.

     Net Liability Re-estimated. The middle rows of data show the re-estimated amount for previously reported net liability based on experience as of the end of each subsequent calendar year's results. This estimate is changed as more information becomes known about the underlying claims for individual years.
The cumulative redundancy (deficiency) shown in the table is the aggregate net change in estimates over the period of years subsequent to the calendar year reflected at the top of the particular columns. The amount in the line titled ''Redundancy (Deficiency) at December 31, 1995'', represents for each calendar year (the ''Base Year'') the aggregate change in (i) GE Global's original estimate of net liability for unpaid losses and LAE for all years prior to and including the Base Year compared to (ii) GE Global's re-estimate as of December 31, 1995 of net liability for unpaid losses and LAE for all years prior to and including the Base Year. A redundancy means that the original estimate was greater than the reestimate and a deficiency means that the original estimate was less than the reestimate. By way of example, the deficiency for the year 1994, calculated as of December 31, 1995, represents a deficiency in GE Global's original estimate of unpaid losses and LAE for 1994 and prior years.

     The last seven lines of data present the development of reserves on a ''gross of reinsurance'' basis, reconciled to the ''net of reinsurance basis'' shown in the immediately preceding tables.

Changes in Historical Reserves for Unpaid Losses and LAE
For the Last Ten Years-GAAP Basis as of December 31, 1995
                                                Year Ended December 31,
(In millions)                       1985    1986    1987    1988    1989   1990   1991     1992     1993     1994    1995
                                    ----    ----    ----    ----    ----   ----   ----     ----     ----     ----    ----
Net liability for unpaid losses
 and LAE                         $ 1,561  $2,083  $2,620  $3,087  $3,338  $3,579  $3,596  $3,991  $4,525    $5,071 $ 10,048
Paid (cumulative) as of:
One year later                       538     554     615     681     706     747     665     802     949     1,115        -
Two years later                      807     899   1,006   1,064   1,125   1,119   1,103   1,274   1,602         -        -
Three years later                  1,050   1,202   1,314   1,432   1,469   1,524   1,499   1,739       -         -        -
Four years later                   1,281   1,429   1,553   1,687   1,746   1,772   1,784       -       -         -        -
Five years later                   1,472   1,612   1,754   1,919   1,929   1,989       -       -       -         -        -
Six years later                    1,603   1,764   1,945   2,065   2,072       -       -       -       -         -        -
Seven years later                  1,720   1,901   2,063   2,221       -       -       -       -       -         -        -
Eight years later                  1,829   1,998   2,181       -       -       -       -       -       -         -        -
Nine years later                   1,908   2,103       -       -       -       -       -       -       -         -        -
Ten years later                    1,999       -       -       -       -       -       -       -       -         -        -

Net liability re-estimated as
 of:
One year later                   $ 1,672  $2,177  $2,746  $3,134  $3,390  $3,616  $3,625 $ 3,919  $4,612    $5,173        -
Two years later                    1,899   2,385   2,861   3,220   3,482   3,583   3,587   4,066   4,656         -        -
Three years later                  2,108   2,541   2,941   3,346   3,462   3,564   3,701   4,095       -         -        -
Four years later                   2,315   2,672   3,057   3,360   3,472   3,654   3,687       -       -         -        -
Five years later                   2,465   2,807   3,094   3,406   3,537   3,635       -       -       -         -        -
Six years later                    2,569   2,848   3,151   3,470   3,521       -       -       -       -         -        -
Seven years later                  2,619   2,916   3,210   3,494       -       -       -       -       -         -        -
Eight years later                  2,696   2,979   3,259       -       -       -       -       -       -         -        -
Nine years later                   2,756   3,036       -       -       -       -       -       -       -         -        -
Ten years later                    2,830       -       -       -       -       -       -       -       -         -        -
Redundancy (Deficiency) at
 December 31, 1995               $(1,269) $ (953) $ (639) $ (407) $ (183)  $ (56) $  (91) $ (104) $ (131)   $ (102)


                                                                                           1992    1993     1994     1995
                                                                                           ----    ----     ----     ----
                                                                                                   (in millions)
Gross liability-end of year                                                               $4,815  $5,312   $6,020  $11,842
Reinsurance recoverables on
 unpaid losses                                                                               824     787      949   1,794
                                                                                          ------  ------   ------  -------
Net liability-end of year                                                                  3,991   4,525    5,071  $10,048
Gross re-estimated liability-
 latest                                                                                    5,137   5,766    6,250        -
Re-estimated reinsurance
 recoverables on latest
 unpaid losses                                                                             1,045   1,108    1,077        -
                                                                                          ------  ------   ------
Net re-estimated liability-
 latest                                                                                    4,092   4,658    5,173        -
Gross cumulative redundancy
 (deficiency)                                                                             $ (322) $ (454)  $ (230)       -


Note: For a description of the purpose of the above table and the various table sections, please refer to the bottom of the preceding page entitled ''Reserve Development.''


     A number of major trends that occurred within the insurance industry, the economy in general and several Company-specific factors have had a significant effect on the Company's liabilities for unpaid claims and claims expenses during the period covered by the preceding table. The loss reserve deficiencies developed to December 31, 1995, as reflected in the preceding table, included reserve deficiencies of approximately $477 million in 1985, $352 million in 1986, $242 million in 1987, $165 million in 1988 and $114 million in 1989 related to the general liability business on the books of Puritan Excess and Surplus Lines Insurance Company (''PESLIC'') before the Company's acquisition of PESLIC in 1994. Prior to 1994, PESLIC was owned by GE Capital. Additionally, beginning in 1985 the Company strengthened the reserves for its excess liability and workers' compensation business for qualified self-insured employers. Loss reserve development in the mid 1980's in these businesses reflected the inadequate premium rates which resulted from intense competition in the market during that period. In the late 1980's the reinsurance market, in general, reacted to the rate deficiencies and the resulting loss reserve development by increasing rates and strengthening loss reserves. This is reflected, with respect to the Company, in the significant reductions in the reserve deficiencies in recent years.

     To a lesser degree, development of asbestos and environmental claims has affected the Company's results. Inflation in certain lines of reinsurance business has also had an adverse effect on liabilities for claims and claim expenses, particularly in excess of loss reinsurance. Also affecting the reserve structure has been an increase in both frequency and severity of claims, especially after 1985. Partially offsetting the above factors is favorable development in recent years in medical professional liability and facultative casualty businesses as well as an increase in net retentions by ceding companies.

     The liabilities for claims and claim expenses in the preceding table include long-term disability claims that are discounted at a 6% rate. As a result of discounting the Company's long-term disability claims, the Company's total liabilities for claims and claim expenses have been reduced by an estimated 3% and 7% at December 31, 1995 and 1994, respectively. The amortization of discount is included in current operating results as part of the development of prior year liabilities. For the years ended December 31, 1995, 1994 and 1993, long-term disability discounts accrued as a percentage of claims, claim expenses and policy benefits were approximately 5%, 8% and 5%, respectively and discounts amortized were approximately 1% in all years.

     The reconciliation of reserves for unpaid losses and LAE on a GAAP basis for each of the years indicated is shown below.

                                                           Years Ended December 31,
                                                           ------------------------
                                                             1995    1994     1993
                                                             ----    ----     ----
                                                                (in millions)
Reserves at beginning of period                            $ 6,020  $5,312   $4,815

Reinsurance recoverables on unpaid losses                      949     787      824
                                                           -------  ------   ------
Net reserves at beginning of period                          5,071   4,525    3,991

Net incurred related to:
Current period                                               2,638   1,657    1,751
Prior periods                                                  104      87      (72)
                                                           -------  ------   ------
Total net incurred                                           2,742   1,744    1,679

Net paid related to:
Current period                                                 295     374      301
Prior periods                                                1,426     949      802
                                                           -------  ------   ------
Total net paid                                               1,721   1,323    1,103

Foreign exchange and other                                     (54)    125      (42)
                                                           -------  ------   ------
Net balance at December 31                                   6,038   5,071    4,525
Reinsurance recoverables on unpaid losses                    1,794     949      787
Acquired German Businesses unpaid claims
 and claim expenses                                          4,010       -        -
                                                           -------  ------   ------
Reserves at end of period                                  $11,842  $6,020   $5,312
                                                           =======  ======   ======

     The reconciliation of reserves for unpaid losses and LAE between statutory basis and GAAP basis for each of the years indicated is shown below:

                                                           Years Ended December 31,
                                                           ------------------------
                                                             1995    1994     1993
                                                             ----    ----     ----
                                                                (in millions)
Statutory Basis U.S. Reserves                              $ 5,758  $4,966   $4,397
Adjustments to GAAP Basis<F1>                                 (413)   (383)    (193)
                                                           -------  ------   ------
Net GAAP Reserves for U.S. Companies                         5,345   4,583    4,204
Net GAAP Reserves for Non-U.S. Companies                     4,703     488      321
                                                           -------  ------   ------
Net GAAP Reserves                                           10,048   5,071    4,525
Reinsurance Recoverables                                     1,794     949      787
                                                           -------  ------   ------
Gross Reserves on a GAAP Basis                             $11,842  $6,020   $5,312
                                                           =======  ======   ======

<F1>
    Statutory basis reserves reclassified to other liabilities based on risk transfer provisions of FAS No. 113 (as defined below).

     Environmental and Asbestos Exposure. Prior to 1986, the Company wrote domestic property and casualty reinsurance principally for small to medium-sized primary insurers that did not generally have environmental and asbestos exposures. Although the Company has in the last few years increased its marketing efforts with medium to larger-sized primary insurers, since 1986 primary policies have tended to explicitly exclude environmental and asbestos risks from coverage.

     The following table presents three calendar years of development of losses and LAE reserves associated with the Company's asbestos and environmental claims, including case and IBNR reserves.

                                                            Year Ended December 31,
                                                            -----------------------
                                                             1995    1994     1993
                                                             ----    ----     ----
                                                                (in millions)
Gross Basis:
   Beginning net reserve balance                              $317    $309     $292
   Incurred loss and LAE                                        61      25       36
   IBNR allocation<F1>                                          99       -        -
   Loss and LAE paid                                            41      17       19
                                                              ----    ----     ----
   Ending reserve balance                                     $436    $317     $309
                                                              ====    ====     ====

Net Basis:
   Beginning net reserve balance                              $139    $138     $125
   Incurred loss and LAE                                        23       9       25
   IBNR allocation (1)                                          51       -        -
   Loss and LAE paid                                            17       8       12
                                                              ----    ----     ----
   Ending reserve balance                                     $196    $139     $138
                                                              ====    ====     ====

<F1>
    Prior to 1995, the Company's allocation of asbestos and environmental IBNR reserves associated with PESLIC was primarily made on a non-specific basis. As of
    December 31, 1995, PESLIC specifically allocated IBNR reserves to asbestos and environmental liabilities from a portion of previously established IBNR reserves.

     These amounts are management's best estimate, based on currently available information, of claims and claim expense payments and recoveries that are expected to develop in future years. The Company monitors evolving case law and its effect on asbestos-related illness and toxic waste cleanup claims. Changing domestic and foreign government regulations and legislation, including continuing congressional consideration of federal Superfund law, newly reported claims, new contract interpretations and other factors could significantly affect future claim development. While the Company has recorded its best estimate of its liabilities for asbestos-related illness and toxic waste cleanup claims based on currently available information, it is possible that additional liabilities may arise in the future. It is not possible to estimate with any certainty the amount of additional net loss, or the range of net loss, if any, that is reasonably possible; therefore there can be no assurance that future liabilities will not materially affect the Company's results of operations, cash flows and financial position.

     Breast Implant Exposure. The Company has minimal exposure to products liability claims involving silicone breast implants. The Company has, in the past, generally avoided the products liability reinsurance business, specifically pharmaceutical and chemical exposures.